Mail Stop 3561
      October 27, 2005

Mr. Yang Wu, President and CEO
Thrifty Printing, Inc.
3702 South Virginia Street, #G12-401
Reno, NV 89502-6030

      Re.	Thrifty Printing, Inc.
   Registration Statement on Form SB-2
      Amendment No. 4 filed September 15, 2005
   File No. 333-122005

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In several places in the prospectus, information is given as of June 30, 2005 (selling stockholders holdings, financial information, etc.). Please update to the most recent practicable date.

Prospectus Summary, page 4

2. In the prospectus summary, as well as elsewhere in the prospectus, reference is made to a $50,000 loan which has been "agreed" to between the company and the company`s officers and directors. Please clarify whether this agreement has been documented and if so include such documentation as an exhibit to the registration statement. In addition, revise the disclosure to provide the material terms of such loan. Please also address whether the $5,668 loaned to the company by the directors as of June 30, 2005, is part of the $50,000 referred to elsewhere.

Description of Business, page 18

Marketing, page 19

3. We note the statement that "we plan to promote website brand through media advertising, public relations and participation in trade shows." Please revise to state that the company will or make every attempt and a good faith effort to promote its website.

4. We note the statement "[w]e will list our website on Google and Yahoo after our website`s new additional features are developed, which will be in October 2005." Please update the disclosure.

Management`s Discussion and Analysis and Plan of Operation, page
22

Plan of Operation, page 22

5. We note that the first three milestones were expected to be completed by September 2005. Please revise to indicate whether these milestones have been completed. Also indicate whether the company has already provided funding for these milestones, e.g., $15,000 to add new feature to the website, $5,000 for promotions, and $10,000 to hire local representatives.

6. Disclose the cash on hand as of the most recent practicable date.

Cash Requirements, page 24

7. Please update the statement "[w]e believe the Company will start generating revenues when new features have been added to our website and we have started our promotions in accordance with our business plan, which will be in about October 2005."

Research and Development, page 25

8. We note the statement that "[w]e will spend a further $2,500 to $5,000 developing the website between now and September 2005." Please reconcile this statement with the disclosure in milestone one that the company will spend an additional $15,000 to improve its website. Also update the information.
Other Expenses, page 25

9. We note the statement "[w]e expect to incur a total of $25,000 in legal expenses...about $10,000 has been paid and the balance will be paid." Please reconcile this statement with the disclosure in the table on page 24 that the estimated funding for legal in the next twelve months is $10,000.

10. We note the statement that "[w]e expect to incur a total of $5,000 in auditing expenses." Please include this amount in the table regarding estimated funding during the next twelve months on page 24.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202)
551-3847.

								Sincerely,


								John Reynolds
      Assistant Director

cc:	Ailin Wan
	Fax (604) 669-5791
??

??

??

??

Mr. Wu Yang
Thrifty Printing, Inc.
October 27, 2005
Page 1